EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

Notification of AGM and Closing date for receipt of Director nominations

BRISBANE, AUSTRALIA, February 18, 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, advises that its 2026 Annual General Meeting (AGM) will be held on Wednesday 15 April 2026 at 9:00am (AEST). Further details relating to the meeting will be advised in the Notice of Meeting, which will be distributed to shareholders in due course.

In accordance with the Company’s constitution and ASX Listing Rule 3.13.1, notice is provided that the closing date for receipt of nominations of persons to be considered for election as a director at the AGM must be received at the Company’s registered office no later than 5:00pm (AEST) on Wednesday 25 February 2026.

This announcement has been authorised for release by Mr. Ron Edmonds, Chairman.

About NOVONIX
NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials—anchored by its Chattanooga, Tennessee headquarters and anode materials operations, expanding through its patented all-dry, precursor-free cathode synthesis technology, and supported by industry-leading battery cell testing and R&D services.

Together, these capabilities position NOVONIX as an integrated supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

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